SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 15, 2007

FOR IMMEDIATE RELEASE

Cimatron Reports Record Revenues and Improved
Profits in the Third Quarter of 2007

–	Higher revenues and profits are attributed both to organic growth and to the Microsystem acquisition
–	$0.06 EPS in Q3 2007, $0.12 EPS in Q1-Q3 2007

Givat Shmuel, Israel, November 14th, 2007 – Cimatron Limited (Nasdaq: CIMT), a leading provider of integrated CAD/CAM solutions for the tool making and manufacturing industries, today announced record revenues and an increase in profits for the third quarter of 2007.

Both increased revenues and profit are attributed to organic growth, as well as to the acquisition of a majority stake in Microsystem. This is the first quarter in which Microsystem’s results are consolidated into Cimatron’s financial statements.

Most of the organic revenue growth came from new software license sales. However, growth was also registered in maintenance and service revenues.

Financial Highlights:

Revenues for the third quarter of 2007 increased by 58% to $7.9 million compared to $5.0 million in the third quarter of 2006. In the first nine months of 2007, revenue increased by 22% to $18.8 million compared to $15.4 million in the same period in 2006.

Gross profit for the third quarter of 2007 was $6.38 million, as compared to $4.18 million in the same period in 2006, a 53% increase. Gross margin in the third quarter was 81% of revenues, compared to 83% of revenues in the third quarter of 2006. In the first nine months of 2007, gross profit increased 22% to $15.55 million compared to $12.73 million in the first nine months of 2006. Gross margin for the nine months ended on September 30th, 2007 was 83% of revenues as compared to 82% of revenues in the same period of 2006. As expected, the consolidation of Microsystem resulted in a slight decrease to Cimatron’s gross margin, due to Microsystem’s third-party hardware sales.

Operating profit in the third quarter of 2007 was $450 thousand, compared to an operating loss of $(403) thousand in the third quarter of 2006. In the first nine months of 2007, operating profit increased to $845 thousand, compared to an operating loss of $(317) thousand in the first nine months of 2006.

Net profit for the third quarter of 2007 was $486 thousand, or $0.06 per diluted share, compared to a net loss of $(281) thousand, or $(0.04) per diluted share in the same quarter of 2006. In the first nine months of 2007, net profit increased to $958 thousand, or $0.12 per diluted share, compared to a net loss of $(43) thousand, or $(0.01) per diluted share, in the first nine months of 2006.

“We are very pleased with our continued revenue and profit growth, marked by significant growth in software license sales,” said Danny Haran, President and Chief Executive Officer of Cimatron. “The figures for the third quarter reflect the continuous positive acceptance of our latest version of Cimatron E, as well as the contribution of Microsystem’s results to both the top and bottom lines.”

“The global execution of our business strategy and the successful acquisition of a majority stake in Microsystem have resulted in strong third quarter financial results,” said Rimon Ben-Shaoul, Chairman of the Board of Directors of Cimatron. We are pleased to see improvement in all important parameters, even before consolidating Microsystem’s results. As previously disclosed, Cimatron will continue to consider M&A opportunities, as part of its strategy to further increase its product offering and global presence,” Mr. Ben-Shaoul concluded.

Cimatron has previously disclosed that following the exercise of its option to increase its holdings in MicroSystem to 51% in July 2007, it will fully consolidate the results of Microsystem, subject to the exclusion of a 49% minority interest. However, upon further review, the Company has decided to consolidate 100% of Microsystems’ results as of the third quarter of 2007, with no exclusion of minority interest, due to the 49% minority shares in Microsystem having become subject to a put and call option in favor of Microsystems shareholders and Cimatron, respectively, upon the acquisition of 51% of Microsystems. To reflect the foregoing, in Q3 2007 Cimatron booked in its balance sheet an additional investment of $1.25M and a liability to pay to the remaining Microsystem shareholders the same amount which they are expected to receive in July 2008, as per the call/put options.

Conference Call Information:

Cimatron’s management will host a conference call with the investment community to discuss and review the results, on November 15th, 2007:

The conference call will start at 9:00 EST (16:00 Israel time)

To listen to the conference call, please dial:

From the US: +1-888-407-2553

From Israel: 03-9180688

International: +972-3-9180688

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

About Cimatron

With more than 20,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Cimatron’s cutting-edge CAD/CAM solutions are widely used in the automotive, medical, consumer plastics, electronics, and other industries.

Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distributor network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support. For more information, please visit http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2007	2006

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-terms investments	$8,884	$5,597
Other current assets	8,077	5,828

Total current assets	16,961	11,425

Deposits with insurance companies and severance pay fund	2,794	2,653

LONG-TERM INVESTMENTS:
Marketable investments	1,112	1,287
Investments in affiliated companies	-	748

Total long-term investments	1,112	2,035

Net property and equipment	1,397	1,010

Total other assets	4,195	784

Total assets	$26,459	$17,907

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Total current liabilities	$11,754	$6,083

LONG-TERM LIABILITIES:
Accrued severance pay	3,956	3,003
Long-term loan	444	-

Total long-term liabilities	4,400	3,003

Minority interest	31	(24)

Total shareholders' equity	10,274	8,845

Total liabilities and shareholders' equity	$26,459	$17,907

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

Total revenue	7,915	5,014	18,759	15,432

Total cost of revenue	1,533	835	3,210	2,706

Gross profit	6,382	4,179	15,549	12,726

Research and development expenses, net	1,037	1,150	3,144	3,333

Selling, general and administrative expenses	4,895	3,432	11,560	9,710

Operating income	450	(403)	845	(317)

Net income	$486	$(281)	$958	$(43)

Net income per share - basic and diluated	$0.06	$(0.04)	$0.12	$(0.01)

Weighted average number of shares outstanding

Basic EPS (in thousands)	7,902	7,835	7,860	7,835

Diluted EPS (in thousands)	7,919	7,835	7,900	7,835

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-9-714 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com